Filed Pursuant to Rule 433

Registration No. 333-200642

February 23, 2015

COACH, INC.

PRICING TERM SHEET

February 23, 2015

$600,000,000 4.250% Senior Notes due 2025

Issuer:	Coach, Inc.
Trade Date:	February 23, 2015
Settlement Date:	March 2, 2015 (T+5)
Size:	$600,000,000
Maturity:	April 1, 2025
Coupon (Interest Rate):	4.250%
Yield to Maturity:	4.318%
Spread to Benchmark Treasury:	+225 basis points
Benchmark Treasury:	2.000% due February 15, 2025
Benchmark Treasury Price and Yield:	99-12+2.068%
Interest Payment Dates:	Semi-annually on each April 1 and October 1 of each year, commencing on October 1, 2015
Make-whole Call:	The Notes will be redeemable as a whole or in part from settlement until December 31, 2024, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum, as determined by a Quotation Agent (as defined in the Prospectus Supplement), of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such Notes calculated as if the maturity date of such Notes was January 1, 2025 (the date that is 90 days prior to the scheduled maturity date) (not including any portion of payments of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the Prospectus Supplement) plus 35 basis points, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption.

Par Call:	On or after January 1, 2025
Price to Public:	99.445%
Underwriting Discount:	0.650%
Net Proceeds to Issuer before expenses:	$592,770,000
CUSIP Number:	189754AA2
ISIN Number:	US189754AA23
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Payment Business Days:	New York
Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc.
Senior Co-Managers	TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

We expect to deliver the Notes offered hereby against payment on or about the Settlement Date, which will be the fifth business day following the date of the pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated can arrange to send you the prospectus if you request it by calling or e-mailing J.P. Morgan Securities LLC (1-212-834-4533) or Merrill Lynch, Pierce, Fenner & Smith Incorporated (call 1-800-294-1322, or e-mail dg.prospectus_requests@baml.com).

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